Exhibit 99(a)(5)(i)

Dear Fellow Shareholder:

I would like to take this opportunity to first thank you for your overwhelming support throughout our permanent capital process. Our share exchange is now complete, our new class A shares are now listed for trading on the New York Stock Exchange, and you are now a holder of shares of our new class B common stock. Your support has been critical to the success of our plan.

The next step in the permanent capital plan is our tender offer to purchase class B-1 shares from you and our other class B shareholders. Enclosed with this letter is important information about the tender offer:

•	Our Offer to Purchase—this document provides an overview of the tender offer, including a question and answer section and information on how the tender offer process will work; and

•	A Letter of Transmittal—you will need to complete, sign and return this document prior to 5 pm (New York City time) on November 3, 2003 (which is the expiration of the tender offer) in order to tender shares.

In addition, Wachovia Bank, our transfer agent, has separately sent to you a report of your ownership of class B shares following the share exchange. I encourage you to read all of these documents carefully.

Your decision whether to participate in the tender offer is an important one, and has important consequences for both you and the company. You should give thoughtful consideration to your personal goals and circumstances, including your level of personal JESTA debt. I also urge you to consult with your JESTA lender, as well as your personal financial and tax advisers.

We look forward to the successful completion of this important step in our permanent capital plan.

Sincerely,

Steven J. Smith

Chairman of the Board

and Chief Executive Officer

October 3, 2003